15048741

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 51581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 AND ENDING 12/31/14
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 METRO PLACE SOUTH, SUITE 720
(No. and Street)

DUBLIN, OHIO 43017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW KRAUS 614-761-3812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER DOWNS & CO., INC.
(Name – *if individual, state last, first, middle name*)

41 SOUTH HIGH STREET, Columbus, OHIO 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PB 3/13/15

OATH OR AFFIRMATION

I, Andrew E. Kraus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Capital Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

DEBORAH S LEPPERT
Notary Public
In and for the State of Ohio
My Commission Expires
April 11, 2017

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

Financial Statements
and
Supplementary Financial Information
For the years ended December 31, 2014 and 2013

and Report of Independent Registered Public Accounting Firm

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 02 2015
Washington DC
404

SEC FILE NUMBER
8- 51581

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORNERSTONE CAPITAL CORPORATION

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

655 METRO PLACE SOUTH, SUITE 720
(No. and Street)

DUBLIN, OHIO 43017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANDREW KRAUS 614-761-3812
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHNEIDER DOWNS & CO., INC.
(Name – *if individual, state last, first, middle name*)

41 SOUTH HIGH STREET, Columbus, OHIO 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Andrew E. Kraus, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cornerstone Capital Corporation, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

DEBORAH S LEPPERT
Notary Public
In and for the State of Ohio
My Commission Expires
April 11, 2017

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Cornerstone Capital Corporation

We have audited the accompanying financial statements of Cornerstone Capital Corporation (the Company), a wholly-owned subsidiary of Cornerstone International, Inc., which comprise the statements of financial condition as of December 31, 2014 and 2013 and the related statements of income, changes in stockholder's equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Cornerstone Capital Corporation as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 27, 2015

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

	December 31 2014		December 31 2013	
ASSETS				
Cash and cash equivalents	$	1,810,115	$	553,890
Receivables from related parties		2,133,849		2,951,086
Other receivable		5,605		4,089
Prepaid expenses		1,830		1,347
Equity securities owned		14,589		11,940
Debt securities owned		13,374		15,495
Furniture and equipment, net		2,499		3,676
Deferred income taxes		6,240		3,800
	$	3,988,101	$	3,545,323
LIABILITIES AND STOCKHOLDER'S EQUITY				
Liabilities:				
Accounts payable and accrued expenses	$	628,875	$	42,037
Accrued income taxes		12,044		180,421
		640,919		222,458
Stockholder's Equity:				
Common stock, no par value, 850 shares authorized; 1 share issued and outstanding		-		-
Additional paid-in capital		345,989		345,989
Retained earnings		3,001,193		2,976,876
		3,347,182		3,322,865
	$	3,988,101	$	3,545,323

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
FEE AND OTHER REVENUE		
Remarketing fees	$ 27,025	$ 38,770
Advisory fees	1,350,000	800,000
Administrative fees	24,000	27,067
Interest income	1,563	1,687
Other income	2,705	4,560
	1,405,293	872,084
EXPENSES		
Personnel	1,309,771	615,324
Marketing	9,178	97,556
Occupancy	10,261	74,934
General and administrative	34,627	48,533
Deal-specific expenses	4,535	3,184
	1,368,372	839,531
Income Before Income Taxes	36,921	32,553
PROVISION FOR INCOME TAXES	12,604	19,792
Net Income	$ 24,317	$ 12,761

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2014

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, December 31, 2012	-	$ 345,989	$ 2,964,115	$ 3,310,104
Net Income	-	-	12,761	12,761
BALANCE, December 31, 2013	-	345,989	2,976,876	3,322,865
Net Income	-	-	24,317	24,317
BALANCE, December 31, 2014	-	$ 345,989	$ 3,001,193	$ 3,347,182

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 24,317	$ 12,761
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Unrealized gain from equity securities owned	(2,649)	(4,443)
Depreciation	1,177	1,308
Deferred income taxes	(2,440)	12,527
Net changes in operating assets and liabilities:		
Prepaid expenses	(483)	10,198
Other receivable	(1,516)	(582)
Investment in debt securities owned	2,121	2,144
Accounts payable and accrued expenses	586,838	(233,781)
Accrued income taxes	(168,377)	(47,735)
Net Cash Provided By (Used In) Operating Activities	438,988	(247,603)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of furniture and equipment	-	(1,300)
Net change in receivables from related parties	817,237	(862,182)
Net Cash Provided By (Used In) Investing Activities	817,237	(863,482)
Net Increase (Decrease) In Cash And Cash Equivalents	1,256,225	(1,111,085)
CASH AND CASH EQUIVALENTS		
Beginning of year	553,890	1,664,975
End of year	$ 1,810,115	$ 553,890

See notes to financial statements.

CORNERSTONE CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2014 AND 2013

NOTE 1 - ORGANIZATION AND PURPOSE

Cornerstone Capital Corporation (Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company provides financing services through credit tenant leases, floating rate notes and other programs throughout the United States of America. The Company was incorporated in the State of Ohio on December 23, 1998 and commenced operations on January 1, 1999. The Company is a wholly-owned subsidiary of Cornerstone International, Inc. ("CII").

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. In addition, the Company does not operate as a clearing broker.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies consistently applied by management in the preparation of the accompanying financial statements follows:

Basis of Presentation - The accompanying financial statements include the accounts of the Company. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For the purpose of presentation in the statements of cash flows, the Company considers all highly liquid investments with an initial term of three months or less to be cash equivalents. The Company's cash is maintained in one banking institution, which at times may exceed Federal Deposit Insurance Corporation (FDIC) guarantee limits. The Company monitors this risk and has not experienced any losses in such accounts.

Accounts Receivable - Accounts receivable are recorded when fees are recognized in accordance with the specific fee agreement and the Company's revenue recognition policy and are presented in the statement of financial condition net of any allowance for doubtful accounts. Accounts receivable are written-off when they are determined to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical losses, the existing economic conditions in the industry and the financial stability of those individuals who owe the receivable. No allowance for doubtful accounts was deemed necessary at December 31, 2014 or 2013.

Revenue Recognition - The Company receives underwriting and remarketing fees for providing financing services. Such fees received, net of pass-through items, are recognized as income at the time financing is complete and payment is substantially determinable. In addition, advisory and administrative fees are received for providing personnel and management services and are earned in accordance with the individual signed agreement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities Transactions - Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Debt and equity securities owned are classified as trading securities and are stated at fair value. Securities not readily marketable are valued at fair value as determined by management. Securities not readily marketable are valued at fair value as determined by management. The resulting difference between cost and fair value is included in income. The Company determines fair value by using public market quotations, quoted prices from dealers or recent market transactions, and industry acceptable valuation methods such as discounted cash flow analysis depending upon the underlying security.

Furniture and Equipment - Furniture and equipment is stated at cost less accumulated depreciation of $103,061 and $101,884 at December 2014 and 2013, respectively, and is depreciated using the straight-line method over the estimated useful lives of the respective assets.

Income Taxes - The Company is included in the consolidated federal income tax return filed by CII. Federal income taxes are calculated as if the Company filed on a separate return basis. Amounts included in accrued income tax for federal tax liabilities are combined with the other entities included in the consolidated group and paid with the consolidated federal tax return. The Company accounts for income taxes in accordance with the liability method whereby deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities. The resulting deferred taxes are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Accounting for uncertainty in income taxes requires financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. Under this guidance, income tax positions must meet a more-likely-than-not recognition threshold at the effective date to be recognized upon the adoption of the standard. The Company did not have any unrecognized tax benefits and there was no effect on its financial condition or results of operations as a result of implementing this standard. When necessary, the Company would accrue penalties and interest related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to U.S. federal income tax. The Company is no longer subject to examination by the federal taxing authority for years prior to 2011.

Subsequent Events - Management has evaluated subsequent events through February 27, 2015, the date on which the financial statements were available to be issued. Subsequent events are defined as events or transactions that occur after the statement of financial condition date, but before the financial statements are issued or are available to be issued.

NOTE 3 - RELATED-PARTY TRANSACTIONS

In conjunction with a management services agreement, the Company provides personnel, management, oversight, technical expertise, advisory, structuring, financial consultation and transaction facilitation services to several related entities owned by CII. For the years ended December 31, 2014 and 2013, the Company recognized $1,350,000 and $800,000 in advisory fees from Cornerstone Capital Partners (CCPC), a subsidiary of CII, in accordance with the management services agreement. The management services agreements are renewable annually at the mutual consent of the related parties.

The Company provides administrative services and oversight to BOSCO III, an entity 50% owned by CCPC. During both years ended December 31, 2014 and 2013, the Company recognized $24,000 of revenue in accordance with this administrative services agreement.

The Company provided administrative services and oversight to Cornerstone M.I. VI, LLC, an entity owned 100% by CCPC which made a secured loan to Bosco Credit VI, LLC. This loan was repaid in full in January 2013 and the administrative services ended. During the years ended December 31, 2014 and 2013, the Company recognized $0 and $3,067, respectively, of revenue in accordance for such administrative services and oversight.

The Company has receivables from three related entities within CII. The receivables are due on demand and totaled $2,133,849 and $2,951,086 at December 31, 2014 and 2013, respectively. Amounts receivable from related parties as of December 31, 2014 and 2013 consist of the following:

	2014	2013
CCPC	1,750,076	2,518,813
CII	116,055	164,555
Piano Credit Corporation	267,718	267,718
Total	2,133,849	2,951,086

NOTE 4 - FAIR VALUE

Generally accepted accounting principles establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under generally accepted accounting principles are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

NOTE 4 - FAIR VALUE (Continued)

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Equity Securities: Determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs).

Debt Securities: Determined by using appropriate discount rates to estimate the present value of future cash flows (Level 3 inputs).

The following table sets forth by level, within the fair value hierarchy, the Company's assets measured at fair value on a recurring basis as of December 31, 2014 and 2013:

	Assets at Fair Value as of December 31, 2014			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 14,589	-	-	$ 14,589
Debt securities	-	-	$ 13,374	13,374
Total Assets At Fair Value	$ 14,589	-	$ 13,374	$ 27,963

	Assets at Fair Value as of December 31, 2013			
	Level 1	Level 2	Level 3	Total
Equity securities	$ 11,940	-	-	$ 11,940
Debt securities	-	-	$ 15,495	15,495
Total Assets At Fair Value	$ 11,940	-	$ 15,495	$ 27,435

NOTE 4 - FAIR VALUE (Continued)

The following table sets forth a summary of changes in the fair value of the Company's Level 3 assets for the year ended December 31, 2014:

	Debt Securities
Balance, beginning of year	$ 15,495
Settlements	(2,121)
Balance, End of Year	$ 13,374

The following table sets forth a summary of items recorded in earnings for the Company's Level 3 assets for the year ended December 31, 2014:

	Debt Securities
Interest income	$ 1,452
Unrealized gains/(losses)	-
	$ 1,452

The Company has recorded the debt securities at cost basis, which approximates fair value. This determination of fair value is based on the terms of the debt securities which include interest at 10%, a maturity date of June 2024 and the expected performance of the securities.

NOTE 5 - INCOME TAXES

The provision for income taxes at December 31 consists of the following:

	2014	2013
Federal:		
Current	$ 14,230	$ 7,000
Deferred	(2,400)	12,000
	11,830	19,000
State and local:		
Current	814	231
Deferred	(40)	561
	774	792
	$ 12,604	$ 19,792

NOTE 5 - INCOME TAXES (Continued)

Deferred income taxes reflect the net effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31 are as follows:

	2014	2013
Deferred tax assets (liabilities):		
Accrued expenses	$ 8,500	$ 6,300
Prepaid expenses	(600)	(500)
Furniture and equipment	(600)	(400)
Unrealized gain	(1,060)	(1,600)
Net Deferred Tax Assets	$ 6,240	$ 3,800

The Company's effective rate for 2014 and 2013 differed from statutory rates due to timing of the deductibility of certain expenses for tax purposes.

NOTE 6 - LEASE OBLIGATIONS

The Company entered into a lease for office space in 2003 that expired November 30, 2014 with an average monthly base rent of $2,750. In 2014 the lease terms were amended and the lease was extended to February 28, 2018. Rent expense including CAM for 2014 and 2013 was $9,722 and $62,130, respectively. In 2014 the Company began allocating a portion of this rent expense to CCPC based on revenues and usage. The minimum lease payments due for base rent in accordance with the lease agreement are as follows:

Years ending December 31	Amount
2015	28,226
2016	34,595
2017	35,464
2018	5,935

NOTE 7 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 150%. The Company considers its required net capital to be the greater amount of $250,000 or 6 2/3% of aggregate indebtedness, which would be the minimum requirement if it carried customer accounts. At December 31, 2014 and 2013, the Company had net capital of $1,181,596 and $341,581, which was $931,596 and $91,581 in excess of required net capital, respectively. At December 31, 2014 and 2013, the Company's ratio of aggregate indebtedness to net capital was 54% and 65%, respectively.

Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

NOTE 8 - RETIREMENT PLAN

The Company maintains a retirement plan under Section 401(k) of the Internal Revenue Code (IRC) covering all employees who met certain eligibility requirements. Under the plan, employees may elect to contribute up to the maximum allowable under the IRC. The plan requires the Company to make a Safe Harbor Non-elective Contribution to the account of each eligible participant in the amount of 3% of the employee's compensation for the plan year. In addition, the Company may make matching contributions equal to a discretionary percentage of the participant's elective deferrals. The plan also allows discretionary employer profit sharing contributions. Employer contributions for the years ended December 31, 2014 and 2013 were $19,216 and $18,525 respectively.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

CORNERSTONE CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

NET CAPITAL		
Total stockholder's equity	$	3,347,182
Deductions and other charges:		
Receivables from non-customers		5,605
Receivables from related parties and affiliates		2,133,849
Prepaid expenses		1,830
Furniture and equipment, net		2,499
Debt securities owned, not readily marketable		13,374
Deferred income taxes		6,240
		2,163,397
Net Capital Before Haircuts		1,183,785
Haircuts		2,188
Net Capital	$	1,181,597
AGGREGATE INDEBTEDNESS		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	628,875
Accrued income taxes		12,044
Deferred income taxes		-
Aggregate Indebtedness	$	640,919
Ratio: Aggregate Indebtedness To Net Capital		54.2%
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required to be maintained (the greater of 6-2/3% of aggregate indebtedness or $250,000)	$	250,000
Net Capital		1,181,597
Excess Net Capital	$	931,597
Excess Net Capital At 1,000%		881,597
RECONCILIATION WITH THE COMPANY'S COMPUTATION		
Net capital, as reported in the Company's unaudited FOCUS report	$	1,179,410
Audit adjustment to accounts payable		(3,000)
Audit adjustment to income tax payable		5,187
Net Capital, Per Above Computation	$	1,181,597

CORNERSTONE CAPITAL CORPORATION

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

State the market valuation and the number of items of:

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	-
A. Number of items	None
2. Customers' fully paid and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	-
A. Number of items	None

CORNERSTONE CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2014

CREDIT BALANCES	
Free credit balances and other credit balances in customers' security accounts	-
Customers' securities failed to receive	-
Credit balances in firm accounts, which are attributable to principal sales to customers	-
Other	-
Total Credit Items	-
DEBIT BALANCES	
Debit balance in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Rule 15c3-3	-
Total Debit Items	-
RESERVE COMPUTATION	
Excess of total debits over total credits	-
Required deposits	-
Total cash or qualified securities held in a "Special Reserve Bank Account" at December 31, 2014	-

Note: The above computation does not differ materially from the computation for determination of reserve requirements under Rule 15c3-3 included in the FOCUS Report filed by the Company dated December 31, 2014.

[This Page Intentionally Left Blank]

CORNERSTONE CAPITAL CORPORATION
Dublin, Ohio

Independent Accountants' Agreed-Upon Procedures Report
on Schedule of Assessment and Payments (Form SIPC-7)

For the year ended December 31, 2014

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (SIPC-7)

Board of Directors
Cornerstone Capital Corporation
Dublin, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Cornerstone Capital Corporation (Company), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 27, 2015

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

18*18*********2451*********************MIXED AADC 220
051581 FINRA DEC
CORNERSTONE CAPITAL CORPORATION
655 METRO PL S STE 720
DUBLIN OH 43017-5391

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Andrew Kraus 614-761-3812

2. A. General Assessment (item 2e from page 2) $ 78

B. Less payment made with SIPC-6 filed (exclude interest) (31)

7/29/2014
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 47

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ______

F. Total assessment balance and interest due (or overpayment carried forward) $ 47

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 47

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Cornerstone Capital Corporation
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

C.F.O.
(Title)

Dated the 12th day of February, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,405,293

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

management and administrative fees 1,374,000

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 1,374,000

2d. SIPC Net Operating Revenues $ 31,293

2e. General Assessment @ .0025 $ $78.00

(to page 1, line 2.A.)

Cornerstone Capital Corporation
Dublin, Ohio

Report of Independent Registered
Public Accounting Firm

For the year ended December 31, 2014

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

Board of Directors
Cornerstone Capital Corporation
Dublin, Ohio

We have reviewed management's statements, included in the accompanying Broker Dealer Annual Exemption Report, in which (1) Cornerstone Capital Corporation (the Company) identified the exemption provisions in Rule 17a-5 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 17a-5 and Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Columbus, Ohio
February 27, 2015

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal
An Association of Independent Accounting Firms

One PPG Place, Suite 1700
Pittsburgh, PA 15222-5416
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street, Suite 2100
Columbus, OH 43215-6102
TEL 614.621.4060
FAX 614.621.4062

CORNERSTONE
CAPITAL

BROKER DEALER ANNUAL EXEMPTION REPORT
for
Cornerstone Capital Corporation
655 Metro Place South, Suite 720
Dublin, Ohio 43017

FINRA broker-dealer # **46903** SEC File Number **8-51581**

For the period January 1, 2014 through December 31, 2014

Cornerstone Capital Corporation claims an exemption with the Securities and Exchange Commission (the "SEC") from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934.

1. Cornerstone Capital Corporation does not hold, solicit, manage or acquire customer securities accounts and has not since its inception in 1998. Cornerstone Capital Corporation does not solicit, manage, trade, or clear customer securities or customer moneys and has not since its inception in 1998. Cornerstone Capital Corporation engages in the securities business through private placements of securities with qualified institutional investors such as life insurance companies, money market funds and banks.

2. Cornerstone Capital Corporation does not claim exemption from SEC Rule 15c3-3 in any of its filings with FINRA. Rule 15c3-3 generally requires protection of customers and customer securities, and the Rule provides specific exemptions in its section (k). The exemptions provided do not specifically cover Cornerstone Capital Corporation's business activities:

    a. Cornerstone Capital Corporation's broker/dealer transactions are not limited to the securities of registered investment companies so it cannot use the exemption to Rule 15c3-3 available in (k)(1)(i) and (k)(1)(ii).
    b. Cornerstone Capital Corporation places securities directly with institutional investors and does not effectuate transactions through bank accounts designated as "Special Account for the Exclusive Benefit of Customers of Cornerstone Capital Corporation" so it cannot use the exemption to Rule 15c3-3 available in (k)(2)(i).
    c. Cornerstone Capital Corporation does not clear through a clearing broker dealer so it cannot use the exemption to Rule 15c3-3 available in (k)(2)(ii).
    d. Cornerstone Capital Corporation has not made a written application to the SEC and thus has not been granted a formal exemption so it cannot use the exemption to Rule 15c3-3 available in (k)(3).

3. Rule 15c3-3 provides for the protection of customers and customer securities. Because Cornerstone Capital Corporation does not hold customer accounts and does not hold customer securities or funds, it is claiming a general exemption from Rule 15c3-3 with the SEC. This stance is supported by the question on the SEC website and Footnote 74 of the SEC adopting release for Rule 17a-5:

> *"There may be circumstances in which a broker-dealer has not held customer securities or funds during the fiscal year, but does not fit into one of the exemptive provisions [for Rule 15c3-3] listed under Item 24 of Part IIa [of the FOCUS Report]. Even though there is not a box to check on the FOCUS Report, these broker-dealers should file an exemption report and related accountant's report."*

Cornerstone Capital Corporation met the aforementioned exemption provisions throughout the most recent year ended December 31, 2014 without exception. The above information is provided to the best knowledge and belief of Cornerstone Capital Corporation.

By: ______________________

Andrew E. Kraus
Chief Financial Officer
Cornerstone Capital Corporation